PRESS RELEASE

BROOKFIELD-QIA JOINT VENTURE COMPLETES ACQUISITION OF SONGBIRD ESTATES AND CANARY WHARF GROUP

LONDON, 20 April 2015 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) (“Brookfield”), in conjunction with its joint venture partner Qatar Investment Authority (“QIA”) have today completed the acquisition of 100 per cent of London’s Canary Wharf Group through their £2.6 billion acquisition of Songbird Estates plc (“Songbird”) and their acquisition of the share capital of Canary Wharf Group not owned by Songbird.

Brookfield and QIA launched a joint bid to take control of Canary Wharf Group in December 2014. Just over two months later, in early February 2015, it was announced that the joint venture partners’ 350p per share offer for Songbird had become wholly unconditional.

It is expected that Songbird’s shares will cease to trade on London’s AIM market from 7.00 am on 23 April 2015.

Ric Clark, CEO of Brookfield Property Group, commented: “We are extremely pleased to have completed the acquisition of Songbird and through it, Canary Wharf Group, with our joint venture partner, QIA.

“Canary Wharf remains one of the most treasured property estates in the world.  With the transaction now concluded, we look forward to working with QIA and the Canary Wharf Group management team to advance the substantial development pipeline and to realize the full potential of the site for our tenants, stakeholders and the people of London."

H.E. Sheikh Abdulla bin Mohammed Al Thani, CEO of QIA, said: “We are delighted that QIA and Brookfield have now concluded the acquisition of Songbird and Canary Wharf Group.

“We look forward to realizing our partnership with Brookfield as long term investors, to support the management’s strategy of pursuing further expansion through the creation of a sustainable, mixed development comprising offices, homes as well as retail and leisure space.”

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About Brookfield

Brookfield Property Partners (NYSE: BPY; TSX: BPY.UN) is one of the world’s largest commercial real estate companies. Our goal is to be the leading global owner, operator and investor in best-in-class commercial property assets. Our diversified portfolio includes interests in over 100 premier office properties and over 150 best-in-class retail malls around the globe. We also hold interests in multifamily, industrial, hotel and triple net lease assets through Brookfield-managed private funds. For more information, please visit www.brookfieldpropertypartners.com.

About QIA

Qatar Investment Authority is a global investment institution and a preferred partner of choice for investors, financiers and other stakeholders. Headquartered in Doha, QIA's ability to take a long-term view in its investment strategy offers the benefits of stability to all stakeholders. For more information, please visit www.qia.qa.

About Songbird

Songbird Estates plc is a company limited by shares and incorporated in England and Wales. The principal activity of the company is the management of its investment in its main operating subsidiary, Canary Wharf Group plc, which specialises in integrated property development, investment and management primarily at Canary Wharf and more recently expanding into the City and central London.

About Canary Wharf

Canary Wharf Group plc is an integrated property development, investment and management group of companies. It is focussed on the design, construction, leasing and management of grade A office space and high-quality retail, residential and leisure facilities in central London. Over the past 20 years Canary Wharf Group has regenerated derelict wharves into one of the world’s premier business and shopping districts, constructing over 16m sq ft of office space; more than any other company in London. These buildings are now occupied by over 100,000 people.

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Media Contacts:

UK
Smithfield (PR adviser to Brookfield)
Ged Brumby, Director
Tel: +44 (0) 20 7903 0674
Email: gbrumby@smithfieldgroup.com

North America

Melissa Coley
Vice President, Communications
Tel: 212-417-7215
Email: melissa.coley@brookfield.com

Investor Contact:
Matt Cherry
Vice President, Investor Relations
Tel: 212-417-7488
Email: matthew.cherry@brookfield.com

Finsbury (PR adviser to QIA)

David Henderson, Partner

James Bradley, Partner

Tel: +44 (0) 20 7251 3801
Email: david.henderson@finsbury.com

Email: james.bradley@finsbury.com

Forward-Looking Statements

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